August 11, 2006

VIA EDGAR AND FED EX
US Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549
Attention: Lisa Beth Lentini

Re:	USCorp Form SB-2 filed June 26, 2006 File No. 333-135346

Dear Ms. Lentini:

On behalf of USCorp. (the “Company”), please find electronically transmitted herewith changes to the Company’s filing in response to your comments dated July 26, 2006. This response letter has been numbered to coincide with your comment letter.

Comment 1: Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response 1: The transaction between the Company and Dutchess Equity Partners, LLC (“Dutchess”), an institutional investor, pertains to the sale of common stock underlying an equity line arrangement upon the effectiveness of a registration statement (“Equity Line”). The Company’s Registration Statement on Form SB-2 (“Registration Statement”) covers all of the shares underlying the Equity Line, or approximately $10,000,000 worth, and such shares shall, upon submitting a Put, be issued only to Dutchess, the sole selling securityholder named in the Registration Statement. Dutchess is not an affiliate of the Company (as more fully described below) and the issuance of the shares is initiated by the Company submitting a Put to Dutchess; at the Company’s option, each Put is equal to either (i) $250,000 or (ii) 200% of the average daily volume, multiplied by the average of the three daily closing prices immediately preceding the Put Date. Pursuant to the Investment Agreement, as amended and restated, Dutchess is contractually obligated to purchase the shares upon effectiveness of the Registration Statement, but the Company is not obligated to submit any “Puts” to Dutchess. Further, although it is likely that some or all of the shares underlying the Equity Line may be issued, there is no assurance that any common stock will be issued to, and resold by, Dutchess. Further, although Dutchess is contractually obligated to purchase the shares upon effectiveness of the Registration Statement, the Company is not obligated to submit any “Puts” to Dutchess.

Unlike a best efforts public offering on behalf of the Company, the Company receives the proceeds from the purchase and sale of the common stock upon submitting a Put to Dutchess after the effectiveness of the registration statement, regardless of when or if any shares are ultimately issued to or resold by the Dutchess. In addition, the decision to sell the registered shares rests solely with Dutchess, not the Company, or any person or entity acting on behalf of the Company.

Further, Dutchess is not an affiliate of the Company, in that:

•	it has no ability directly or indirectly to control the actions of the Company either by contract or through management or exercise of voting rights; and

•	they do not have any greater access than other shareholders to information about the Company, its operations or financial results.

Therefore, in light of the foregoing, we respectfully do not believe there is any indicia of affiliation between the Company and Dutchess, nor is there is any basis under which Dutchess in the subject offering can be considered an alter ego of the registrant. Rule 415 (a)(1)(i) clearly permits an offering of securities to be made on a continuous or delayed basis provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. The Commission has always permitted the use of Registration Statements on Form SB-2 for the purpose of conducting or completing an offering to be made on a continuous or delayed basis pursuant to Rule 415.

For the reasons set forth above, we do not believe there is a basis in current law to deny the registration of the shares of common stock underlying the equity line in subject offering, nor do we believe that the transaction being registered in the prospectus constitutes an indirect primary offering, but rather a secondary offering to be made on a resale basis by bona fide selling stockholders, who bear the full economic burden of their investment.

Comment 2: Please include in your risk factor “Dutchess Private Equities Fund LP will pay less than the prevailing market price…” a section detailing the risk that the number of shares you issue in connection with a draw down under the periodic equity investment agreement will be based upon a discount to the then-prevailing market price and, as a result, the lower the stock price at the time of the draw down, the more common shares the shareholder will receive. To the extent that Dutchess Private Equities Fund as selling security holder receives and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow Dutchess Private Equities Fund to receive even greater amounts of common stock, the sales of which would further depress the stock price.

Response 2: We have revised the Registration Statement in response to this comment. Specifically, we have augmented the risk factor entitled, “DUTCHESS PRIVATE EQUITIES FUND LP WILL PAY LESS THAN THE THEN-PREVAILING MARKET PRICE OF OUR COMMON STOCK WHICH COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE” to include disclosure that the lower the price of Company’s common stock at the time of any Put, the more shares that the Company will have to issue to Dutchess due to the fact that Dutchess may purchase shares at a discount to prevailing market price. Further, we have added disclosure that the affect of Dutchess selling its shares of common stock may be a decrease in the price of the Company’s common stock due to additional shares in the market. Lastly, we have included disclosure that the result of a reduced price of the Company’s common stock would have the impact of requiring the Company to issue additional shares to Dutchess upon the exercise of a Put. Please see page 12 of the Registration Statement.

Comment 3: Please add discussions reflecting the following risks, or advise us why you believe they are not appropriate:

a.
Liquidated damages and other penalties associated with the financing. For example, are there certain triggering events relating to the timetable for registration of the resale of the common stock that can cause additional payments and default events? You may wish to consider any delay penalty provisions such as the provision contained in Section 2(g) of the Investment Agreement.

b.	Any covenants and other prohibitions restricting your business and actions, particularly a restriction on additional capital raising activities in the subscription agreement.

Response 3: We have revised the Registration Statement to reflect this comment. Specifically, we have provided disclosure pertaining to the Company’s obligations to make late payments for failure to issue and deliver the shares to Dutchess in a timely manner. Further, we have provided disclosure pertaining to the liquidated damages provision contained in the Registration Rights Agreement. Please see pages 4 and 42.

The Company believes that they have responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know. The Company would like to go effective as soon as possible. Your anticipated cooperation is greatly appreciated.

Sincerely,

\s\ Peter J. Gennuso, Esq.
Peter J. Gennuso, Esq.